SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)




                               Kaneb Services LLC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   4841731098
         --------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey S. Lambert
--------------------------------------------------------------------------------
                        Strome Investment Management L.P.
--------------------------------------------------------------------------------
                         100 Wilshire Blvd., 15th Floor
                             Santa Monica, CA 90401
                                 (310) 917-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 30, 2001
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                          -----------------------
CUSIP NO. 4841731098              SCHEDULE 13D           PAGE 2 OF 16 PAGES
-------------------------------                          -----------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Strome Investment Management, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     #95-4450882
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A)[X]
                                                                        (B)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         1,040,467
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON     -----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,040,467
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,040,467
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN, IA
--------------------------------------------------------------------------------

-------------------------------                          -----------------------
CUSIP NO. 4841731098              SCHEDULE 13D           PAGE 3 OF 16 PAGES
-------------------------------                          -----------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SSCO, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     95-4450883
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A)[X]
                                                                        (B)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         1,040,467
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,040,467
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,040,467
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO, HC
--------------------------------------------------------------------------------

-------------------------------                          -----------------------
CUSIP NO. 4841731098              SCHEDULE 13D           PAGE 4 OF 16 PAGES
-------------------------------                          -----------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Mark E. Strome

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A)[X]
                                                                        (B)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         1,040,467
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,040,467
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,040,467
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC
--------------------------------------------------------------------------------

-------------------------------                          -----------------------
CUSIP NO. 4841731098              SCHEDULE 13D           PAGE 5 OF 16 PAGES
-------------------------------                          -----------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Strome Hedgecap Fund, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     95-4385662
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A)[X]
                                                                        (B)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         750,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      750,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       750,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN
--------------------------------------------------------------------------------

-------------------------------                          -----------------------
CUSIP NO. 4841731098              SCHEDULE 13D           PAGE 6 OF 16 PAGES
-------------------------------                          -----------------------


ITEM 1.     SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Kaneb Services LLC (the "Company"). The Company's principal executive offices are located at 2435 North Central Expressway, Richardson, Texas 85080. The number of issued and outstanding shares of Common Stock as of June 29, 2001, as provided by the Company is 10,866,013.



ITEM 2.     IDENTITY AND BACKGROUND.

(a) This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Strome Hedgecap Fund, L.P., a Delaware limited partnership ("SHCF"); (ii) Strome Investment Management, L.P. ("SIM"), a registered investment adviser and a general partner and sole investment advisor to SHCF; (iii) SSCO, Inc. ("SSCO"), as sole general partner of SIM; and (iv) Mark E. Strome ("Strome"), a settlor and trustee of The Mark E. Strome Living Trust, dated January 16, 1997, as the controlling shareholder of SSCO.

      SIM is the direct beneficial owner of the Common Stock. SSCO's and Strome's beneficial ownership are indirect as a result of their ownership of SIM, and is reported solely because Rule 13-d(1)(a) promulgated under the Securities Exchange Act of 1934 (the "Act"), as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a Schedule 13D within the specific time period. The answers on blocks 8, 10, 11 and 13 on pages 3 and 4 above and in response to item 5 by SSCO and Strome are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Stock by SIM and the relationship of SSCO and Strome to SIM.

      Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

(b) The business address for all Reporting Persons is 100 Wilshire Blvd., Suite 1500, Santa Monica, California 90401.

(c) The business of (i) SHCF is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (ii) SIM is to provide discretionary investment management services to institutional clients; (iii) SSCO is to serve as the general partner of SIM; and (iv) Strome is to provide discretionary investment management services through SIM.

-------------------------------                          -----------------------
CUSIP NO. 4841731098              SCHEDULE 13D           PAGE 7 OF 16 PAGES
-------------------------------                          -----------------------


(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (i) SHCF is a Delaware limited partnership; (ii) SIM is a Delaware limited partnership; (iii) SSCO is a Delaware corporation; and (iv) Strome is a United States citizen.



ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by the Reporting Persons is $14,213,555. The source of funds for this consideration was working capital.


ITEM 4.     PURPOSE OF TRANSACTION.

      The Reporting Persons acquired the Common Stock for investment purposes.

      As disclosed in the information statement relating to the Company's recent spin-off from Kaneb Services, Inc., the Company and Kaneb Services, Inc. each intend to add one independent director to their respective boards of directors as soon as possible. The Reporting Persons intend to discuss with the Company the possibility of Mark E. Strome becoming an independent director of the Company.

      The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment, including, among other things, acquiring additional securities of the Company, disposing of any securities of the Company owned by them, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

      Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the

-------------------------------                          -----------------------
CUSIP NO. 4841731098              SCHEDULE 13D           PAGE 8 OF 16 PAGES
-------------------------------                          -----------------------


      present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

      (i) SIM beneficially owns 1,040,467 shares of Common Stock and is the beneficial owner of 9.6% of the Common Stock.

      (ii) SSCO, as the general partner of SIM, beneficially owns 1,040,467 shares of Stock and is the beneficial owner of 9.6% of the Common Stock.

      (iii) Strome, as a settlor and trustee of the The Mark E. Strome Living Trust dated January 16, 1997, which trust is the controlling shareholder of SSCO, beneficially owns 1,040,467 shares of Common Stock and is the beneficial owner of 9.6% of the Common Stock.

      (iv) SHCF beneficially owns 750,000 shares of Common Stock and is the beneficial owner of 6.9% of the Common Stoock.

      The Reporting Persons in the aggregate may be deemed to own an aggregate of 9.6% of the Common Stock.

(b) The table below sets forth for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

-------------------------------                          -----------------------
CUSIP NO. 4841731098              SCHEDULE 13D           PAGE 9 OF 16 PAGES
-------------------------------                          -----------------------


                        SIM           SSCO           STROME        SHCF

SOLE POWER TO            0              0              0            0
VOTE/ DIRECT
VOTE

SHARED POWER TO      1,040,467      1,040,467      1,040,467     750,000
VOTE/ DIRECT
VOTE

SOLE POWER TO            0              0              0            0
DISPOSE/ DIRECT
DISPOSITION

SHARED POWER TO      1,040,467      1,040,467      1,040,467     750,000
DISPOSE/ DIRECT
DISPOSITION


(c) The trading dates, number of shares purchased or sold and price paid per share for all transactions by the Reporting Persons since May 30, 2001, are set forth below. All such transactions were open market transactions and were effected on the New York Stock Exchange. No other transactions were effected by the Reporting Persons during such period.

-------------------------------------------------------------------------------
                         TRADE DATE         BOUGHT (SOLD)           PRICE
-------------------------------------------------------------------------------
        SHCF              07/02/01             65,800              $14.90
-------------------------------------------------------------------------------
        SHCF              07/02/01             55,300              $14.93
-------------------------------------------------------------------------------
        SHCF              07/03/01             59,000              $14.74
-------------------------------------------------------------------------------
        SHCF              07/05/01             80,000              $14.71
-------------------------------------------------------------------------------
        SHCF              07/05/01             20,000              $14.75
-------------------------------------------------------------------------------
        SHCF              07/06/01             20,000              $14.61
-------------------------------------------------------------------------------
        SHCF              07/06/01             45,000              $14.47
-------------------------------------------------------------------------------
        SHCF              07/09/01             43,500              $14.09
-------------------------------------------------------------------------------
        SHCF              07/10/01             65,000              $14.02
-------------------------------------------------------------------------------
        SHCF              07/11/01             29,100              $14.05
-------------------------------------------------------------------------------
        SHCF              07/12/01             35,000              $14.09
-------------------------------------------------------------------------------
        SHCF              07/13/01             27,000              $14.18
-------------------------------------------------------------------------------

-------------------------------                          -----------------------
CUSIP NO. 4841731098              SCHEDULE 13D           PAGE 10 OF 16 PAGES
-------------------------------                          -----------------------


-------------------------------------------------------------------------------
        SHCF              07/16/01             20,000              $14.30
-------------------------------------------------------------------------------
        SHCF              07/17/01              8,000              $14.38
-------------------------------------------------------------------------------
        SHCF              07/17/01             20,000              $14.40
-------------------------------------------------------------------------------
        SHCF              07/18/01             25,000              $14.53
-------------------------------------------------------------------------------
        SHCF              07/19/01             10,000              $14.42
-------------------------------------------------------------------------------
        SHCF              07/20/01             30,000              $14.24
-------------------------------------------------------------------------------
        SHCF              07/20/01             (2,000)             $14.11
-------------------------------------------------------------------------------
        SHCF              07/23/01             12,700              $14.19
-------------------------------------------------------------------------------
        SHCF              07/24/01             31,600              $14.16
-------------------------------------------------------------------------------
        SHCF              07/25/01              2,000              $14.12
-------------------------------------------------------------------------------
        SHCF              07/25/01              8,000              $14.12
-------------------------------------------------------------------------------
        SHCF              07/26/01             10,000              $14.16
-------------------------------------------------------------------------------
        SHCF              07/27/01             20,000              $14.16
-------------------------------------------------------------------------------
        SHCF              07/27/01              3,500              $14.13
-------------------------------------------------------------------------------
        SHCF              07/30/01              6,500              $14.10
-------------------------------------------------------------------------------

(d) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e)   Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as described in Item 2 above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Company.

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CUSIP NO. 4841731098              SCHEDULE 13D           PAGE 11 OF 16 PAGES
-------------------------------                          -----------------------


ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT A        Identification and Classification of Members of the Group

EXHIBIT B        Statement With Respect to Joint Filing of Schedule 13D

EXHIBIT C        Disclaimer of Beneficial Ownership

EXHIBIT D        Power of Attorney Forms for Schedule 13D and 13G and Forms 13F

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CUSIP NO. 4841731098              SCHEDULE 13D           PAGE 12 OF 16 PAGES
-------------------------------                          -----------------------


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      July 30, 2001


Strome Investment Management, L.P.
By: SSCO, Inc., general partner

By:  /s/ Jeffrey S. Lambert
     ---------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer


SSCO, Inc.


By:  /s/ Jeffrey S. Lambert
     ---------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer


Mark E. Strome

/s/ Jeffrey S. Lambert
--------------------------------------

STROME HEDGECAP FUND, L.P.
By: Strome Investment Management, L.P., General Partner
      By its general partner, SSCO, Inc.


By:  /s/ Jeffrey S. Lambert
     ---------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer

-------------------------------                          -----------------------
CUSIP NO. 4841731098              SCHEDULE 13D           PAGE 13 OF 16 PAGES
-------------------------------                          -----------------------


                                                                       EXHIBIT A


          Identification and Classification of Members of the Group
          ---------------------------------------------------------


Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the members of the group making this joint filing are identified and classified as follows:


-------------------------------------------------------------------------------
                  Name                              Classification
-------------------------------------------------------------------------------

                                        A private limited partnership that
Strome Hedgecap Fund, L.P.              purchases and sells securities for
(the "Fund")                            investment for its own account

-------------------------------------------------------------------------------

Strome Investment Management, L.P.      An investment adviser certified under
(the "Adviser)                          the California Corporate Securities
                                        Law of 1968, as well as a general
                                        partner and sole investment advisor to
                                        the Fund

-------------------------------------------------------------------------------

SSCO, Inc.                              A control person due to its role as
(the "General Partner")                 General Partner of the Adviser

-------------------------------------------------------------------------------

Mark E. Strome                          A control person of the Adviser and
                                        settlor and trustee of the trust that
                                        is the controlling shareholder of the
                                        General Partner

-------------------------------------------------------------------------------

-------------------------------                          -----------------------
CUSIP NO. 4841731098              SCHEDULE 13D           PAGE 14 OF 16 PAGES
-------------------------------                          -----------------------


                                                                       EXHIBIT B

             JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
             ---------------------------------------------------

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:      July 30, 2001


Strome Investment Management, L.P.
By: SSCO, Inc., general partner

By:  /s/ Jeffrey S. Lambert
     ------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer

SSCO, Inc.


By:  /s/ Jeffrey S. Lambert
     ------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer

Mark E. Strome

/s/ Jeffrey S. Lambert
-----------------------------------

STROME HEDGECAP FUND, L.P.
By: Strome Investment Management, L.P., General Partner
      By its general partner, SSCO, Inc.


By:  /s/ Jeffrey S. Lambert
     ------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer

-------------------------------                          -----------------------
CUSIP NO. 4841731098              SCHEDULE 13D           PAGE 15 OF 16 PAGES
-------------------------------                          -----------------------


                                                                       EXHIBIT C


                       Disclaimer of Beneficial Ownership
                       ----------------------------------

Kaneb Services LLC
Common Stock
1,040,467 Shares*

SSCO, Inc. and Mark E. Strome disclaim beneficial ownership as to all shares beneficially owned for Section 13(d) filing purposes by Strome Investment Management, L.P.

* The shares reported and disclaimed herein are no par value common stock of the issuer.

-------------------------------                          -----------------------
CUSIP NO. 4841731098              SCHEDULE 13D           PAGE 16 OF 16 PAGES
-------------------------------                          -----------------------


                                                                       EXHIBIT D


                           POWER OF ATTORNEY FORM FOR
                       SCHEDULES 13D AND 13G AND FORM 13F

      I, Mark E. Strome in my individual capacity and as a principal of Strome Investment Management, L.P., hereby appoint Jeffrey S. Lambert as attorney-in-fact and agent, in all capacities, to execute, on my behalf and on behalf of Strome Investment Management, L.P. and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D and 13G and Forms 13F and documents relating thereto required to be filed under the Securities Exchange Act of 1934, as amended, including exhibits, attachments and amendments thereto and request for confidential information contained therein. I hereby grant to said attorney-in-fact full authority to do every act necessary to be done in order to effectuate the same fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this power of attorney on this 25th day of May 1999.

/s/ Mark Strome
--------------------
Mark E. Strome